As submitted confidentially to the Securities and Exchange Commission on March 21, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DIAMOND RESORTS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	7011	46-1750895
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10600 West Charleston Boulevard

Las Vegas, Nevada 89135

Tel: (702) 684-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Howard S. Lanznar

Executive Vice President & Chief Administrative Officer

Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, Nevada 89135

(702) 684-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark D. Wood, Esq. Michael J. Diver, Esq. Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, Illinois 60661 (312) 902-5200	Kris F. Heinzelman, Esq. Joseph D. Zavaglia, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant is an “emerging growth company,” as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, and includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Diamond Resorts International, Inc. (“Diamond International”), the registrant whose name appears on the cover page of this registration statement, is a newly-formed Delaware corporation. Shares of common stock of Diamond International are being offered by the prospectus that forms a part of this registration statement. Diamond Resorts Parent, LLC (“Diamond LLC”) is a Nevada limited liability company. Diamond International was formed solely for the purpose of reorganizing the organizational structure of Diamond LLC in order for the registrant to be a corporation rather than a limited liability company. In connection with, and immediately prior to the completion of, this offering, each member of Diamond LLC will contribute all of its equity interests in Diamond LLC to Diamond International in return for shares of common stock of Diamond International. Diamond LLC will then be merged with and into Diamond International. See “Organizational Structure—Reorganization Transactions” in the prospectus that forms a part of this registration statement for additional information. The consolidated financial statements and consolidated financial data included in this prospectus are of Diamond LLC and its consolidated subsidiaries and do not give effect to the corporate reorganization.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and we are not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED    , 2013

                 Shares

Common Stock

We are offering                  shares of our common stock and the selling stockholders identified in this prospectus are offering an additional                  shares of our common stock. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We anticipate that the estimated initial public offering price of our common stock will be between $         and $         per share. We intend to list our common stock on the New York Stock Exchange under the symbol “YES.”

The underwriters have an option to purchase a maximum of                  additional shares from certain selling stockholders to cover over-allotment of shares.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company[1]	Proceeds to Selling Stockholders
Per Share . . . . . . . .	$	$	$	$
Total . . . . . . . . . . . .	$	$	$	$

[1]	See “Underwriting” for information relating to certain expenses of the underwriters to be reimbursed by the Company.

Delivery of the shares of common stock will be made on or about                     , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is                     , 2013.

[INSIDE FRONT COVER]

[Pictures of the interior and exterior of our managed resort properties.]

[INSIDE GATEFOLD PAGES]

[Map of worldwide resort destinations]

INDEX TO EXHIBITS

EXHIBIT NUMBER		EXHIBIT

1.1	*	Form of Underwriting Agreement

2.1		Asset Purchase Agreement, dated as of August 31, 2010, by and between ILX Acquisition, Inc. and ILX Resorts Incorporated and certain related entities identified therein (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

2.2		Securities Purchase Agreement, dated as of June 17, 2010, by and between Diamond Resorts Parent, LLC and DRP Holdco, LLC (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

2.3		Securities Purchase Agreement, dated as of February 18, 2011, by and between Diamond Resorts Parent, LLC and the purchasers named therein (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the completion of this offering

3.2	*	Form of Amended and Restated Bylaws of the Registrant to be effective upon the completion of this offering

4.1	*	Form of Common Stock Certificate of the Registrant

5.1		Opinion of Katten Muchin Rosenman LLP as to the validity of the shares registered

10.1		Indenture, dated as of October 1, 2009, by and among Diamond Resorts Owner Trust 2009-1, Diamond Resorts Financial Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on June 21, 2011 (file number 333-172772))

10.2		Note Purchase Agreement, dated as of October 9, 2009, by and between Diamond Resorts Owner Trust 2009-1 and Diamond Resorts Corporation, and confirmed and accepted by Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

10.3		Purchase Agreement, dated as of April 30, 2010, by and between Diamond Resorts Finance Holding Company and DRI Quorum 2010 LLC (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

10.4		Receivables Loan and Security Agreement, dated as of August 31, 2010, by and between Textron Financial Corporation and ILX Acquisition, Inc. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

10.5		Inventory Loan and Security Agreement, dated as of August 31, 2010, by and between Textron Financial Corporation and ILX Acquisition, Inc. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

10.6		Indenture, dated as of April 1, 2011, by and among Diamond Resorts Owner Trust 2011-1, Diamond Resorts Financial Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.7 to Diamond Resorts Corporation’s Annual Report on Form 10-K filed on March 30, 2012 (file number 333-172772))

EXHIBIT NUMBER		EXHIBIT

10.7		Note Purchase Agreement, dated as of April 21, 2011, by and between Diamond Resorts Owner Trust 2011-1 and Diamond Resorts Corporation, and confirmed and accepted by Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.8 to Diamond Resorts Corporation’s Annual Report on Form 10-K filed on March 30, 2012 (file number 333-172772))

10.8		Amended and Restated Inventory Loan and Security Agreement, dated as of June 30, 2011, by and among Textron Financial Corporation, Mystic Dunes Myrtle Beach, LLC and Mystic Dunes, LLC (incorporated by reference to Exhibit 10.1 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed on August 15, 2011 (file number 333-172772))

10.9		Loan and Security Agreement, dated as of June 30, 2011, by and between Resort Finance America, LLC and Mystic Dunes Receivables, LLC (incorporated by reference to Exhibit 10.2 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed on August 15, 2011 (file number 333-172772))

10.10		Loan and Security Agreement, dated as of June 30, 2011, by and among Tempus Acquisition, LLC, the Lenders party thereto and Guggenheim Corporate Funding, LLC, as administrative agent (incorporated by reference to Exhibit 10.3 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed on August 15, 2011 (file number 333-172772))

10.11		Securities Purchase Agreement, dated as of July 21, 2011, by and among Diamond Resorts Parent, LLC and the purchasers named therein (incorporated by reference to Exhibit 10.1 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on July 26, 2011 (file number 333-172772))

10.12		Redemption Agreement, dated as of July 21, 2011, by and among Diamond Resorts Parent, LLC and the other parties named therein (incorporated by reference to Exhibit 10.2 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on July 26, 2011 (file number 333-172772))

10.13		Redemption Agreement, dated as of July 21, 2011, by and between Cloobeck Diamond Parent, LLC and Diamond Resorts Parent, LLC (incorporated by reference to Exhibit 10.3 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on July 26, 2011 (file number 333-172772))

10.14		Fourth Amended and Restated Securityholders Agreement, dated as of July 21, 2011, by and among Diamond Resorts Parent, LLC and the other parties named therein (incorporated by reference to Exhibit 10.4 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on July 26, 2011 (file number 333-172772))

10.15	*	Fifth Amended and Restated Operating Agreement of Diamond Resorts Parent, LLC, dated as of October 15, 2012, by and among the parties named therein

10.16		Second Amended and Restated Registration Rights Agreement, dated as of July 21, 2011, by and among Diamond Resorts Parent, LLC and the parties named therein (incorporated by reference to Exhibit 10.6 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on July 26, 2011 (file number 333-172772))

10.17		Fourth Amended and Restated Indenture, dated as of October 1, 2011, among Diamond Resorts Issuer 2008 LLC, as issuer, Diamond Resorts Financial Services, Inc., as servicer, Wells Fargo Bank, National Association, as trustee, as custodian and as back-up servicer, and Credit Suisse AG, New York Branch, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on October 20, 2011 (file number 333-172772))

10.18		Third Amended and Restated Sale Agreement, dated as of October 1, 2011, among Diamond Resorts Depositor 2008 LLC and Diamond Resorts Issuer 2008 LLC (incorporated by reference to Exhibit 10.2 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on October 20, 2011 (file number 333-172772))

EXHIBIT NUMBER	EXHIBIT

10.19	Third Amended and Restated Purchase Agreement, dated as of October 1, 2011, among Diamond Resorts Finance Holding Company and Diamond Resorts Depositor 2008 LLC (incorporated by reference to Exhibit 10.3 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on October 20, 2011 (file number 333-172772))

10.20	Asset Purchase Agreement, dated as of October 24, 2011, among Pacific Monarch Resorts, Inc., Vacation Interval Realty, Inc., Vacation Marketing Group, Inc., MGV Cabo, LLC, Desarrollo Cabo Azul, S. de R.L. de C.V., Operadora MGVM S. de R.L. de C.V., and DPM Acquisition, LLC (incorporated by reference to Exhibit 10.1 to Diamond Resorts Corporation’s Current Report on Form 8-K filed on October 28, 2011 (file number 333-172772))

10.21	Lease, dated as of January 16, 2008, by and between H/MX Health Management Solutions, Inc. and Diamond Resorts Corporation (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

10.22	Terms of Engagement Agreement for Individual Independent Contractor, dated as of June 2009, by and between Praesumo Partners, LLC and Diamond Resorts Centralized Services USA, LLC, as amended by the Extension Agreement, effective as of June 1, 2010, by and between Praesumo Partners, LLC and Diamond Resorts Centralized Services Company, successor to Diamond Resorts Centralized Services USA, LLC, and the Amendment to Extension Agreement, dated as of January 1, 2011, by and between Praesumo Partners, LLC and Diamond Resorts Centralized Services Company, successor to Diamond Resorts Centralized Services USA, LLC (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to Diamond Resorts Corporation’s Registration Statement on Form S-4 filed on May 2, 2011 (file number 333-172772))

10.23	Marketing Agreement, dated as of April 30, 2010, by and between Diamond Resorts International Marketing, Inc. and Quorum Federal Credit Union (incorporated by reference to Exhibit 10.1 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed May 15, 2012 (file number 333-172772))

10.24	First Amendment to Marketing Agreement, dated as of April 27, 2012, by and between Diamond Resorts International Marketing, Inc. and Quorum Federal Credit Union (incorporated by reference to Exhibit 10.2 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed May 15, 2012 (file number 333-172772))

10.25	Inventory Loan and Security Agreement dated May 21, 2012 between RFA PMR LoanCo, LLC and DPM Acquisition, LLC (incorporated by reference to Exhibit 10.1 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed August 14, 2012 (file number 333-172772))

10.26	Loan and Security Agreement dated May 21, 2012 among DPM Acquisition, LLC, the Lenders party thereto, and Guggenheim Corporate Funding, LLC, as Administrative Agent (incorporated by reference to Exhibit 10.2 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed August 14, 2012 (file number 333-172772))

10.27	Lease Agreement between 1450 Center Crossing Drive, LLC and Diamond Resorts Corporation for rental of office building (incorporated by reference to Exhibit 10.3 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed August 14, 2012 (file number 333-172772))

10.28	First Amendment to Loan and Security Agreement, dated as of March 28, 2012, by and among Tempus Acquisition, LLC, the Lenders party thereto and Guggenheim Corporate Funding, LLC, as administrative agent (incorporated by reference to Exhibit 10.1 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed November 14, 2012 (file number 333-172772))

10.29	Second Amendment to Loan and Security Agreement, dated as of September 28, 2012, by and among Tempus Acquisition, LLC, the Lenders party thereto and Guggenheim Corporate Funding, LLC, as administrative agent (incorporated by reference to Exhibit 10.2 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed November 14, 2012 (file number 333-172772))

EXHIBIT NUMBER		EXHIBIT

10.30		Third Amendment to Loan and Security Agreement, dated as of October 4, 2012, by and among Tempus Acquisition, LLC, the Lenders party thereto and Guggenheim Corporate Funding, LLC, as administrative agent (incorporated by reference to Exhibit 10.3 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed November 14, 2012 (file number 333-172772))

10.31	*	Fourth Amendment to Loan and Security Agreement, dated as of November 20, 2012, by and among Tempus Acquisition, LLC, the Lenders party thereto and Guggenheim Corporate Funding, LLC, as administrative agent

10.32	*	Fifth Amendment to Loan and Security Agreement, dated as of December 21, 2012, by and among Tempus Acquisition, LLC, the Lenders party thereto and Guggenheim Corporate Funding, LLC, as administrative agent

10.33		First Amendment to Loan and Security Agreement, dated as of September 28, 2012, by and among DPM Acquisition, LLC, the Lenders party thereto, and Guggenheim Corporate Funding, LLC, as administrative agent (incorporated by reference to Exhibit 10.4 to Diamond Resorts Corporation’s Quarterly Report on Form 10-Q filed November 14, 2012 (file number 333-172772))

10.34	*	Amended and Restated Homeowner Association Oversight, Consulting and Executive Management Services Agreement, dated as of December 31, 2012, by and between Diamond Resorts Corporation and Hospitality Management and Consulting Service, L.L.C.

10.35	*	Amended and Restated Loan Sale and Servicing Agreement, dated as of December 31, 2012, by and among DRI Quorum 2010 LLC, Quorum Federal Credit Union, Diamond Resorts Financial Services, Inc. and Wells Fargo Bank, National Association

10.36	*	Sale Agreement, dated as of January 23, 2013, by and between Diamond Resorts Seller 2013-1, LLC and Diamond Resorts Owner Trust 2013-1.

10.37	*	Indenture, dated as of January 23, 2013, by and among Diamond Resorts Owner Trust 2013-1, Diamond Resorts Financial Services, Inc. and Wells Fargo Bank, National Association

10.38	*	Director Designation Agreement, dated as of , 2013, by and among Diamond Resorts International, Inc. and the stockholders party thereto

10.39	*	Stockholders Agreement, dated as of , 2013, by and among the stockholders party thereto

10.40	*	Form of Directors’ Indemnification Agreement

10.41	*	Diamond Resorts Parent, LLC 2012 Equity Incentive Plan

10.42	*	Diamond Resorts International, Inc. 2013 Incentive Compensation Plan

10.43	*	Diamond Resorts International, Inc. Employee Stock Purchase Plan

21.1	*	Subsidiaries of the Registrant

23.1	*	Consent of BDO USA, LLP (with respect to the financial statements of Diamond Resorts Parent, LLC and its subsidiaries)

23.2	*	Consent of BDO USA, LLP (with respect to the financial statements of Pacific Monarch Resorts, Inc. (Debtor-in-Possession))

23.3		Consent of Katten Muchin Rosenman LLP (contained in Exhibit 5.1)

24		Power of Attorney (contained on signature page)

*	To be filed by amendment.